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SEC FILE NUMBER
8-70494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10-01-2022 (MM/DD/YY) AND ENDING 09-30-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Curtis Point Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Driftwood Lane
(No. and Street)

Weston	MA	02493
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	781-780-7069 x11	estee@dorfman-finop.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael J. Alessandri, CPA & Company, LLC
(Name – if individual, state last, first, and middle name)

14 Milliston Rd., PMB #130	Millis	MA	02054
(Address)	(City)	(State)	(Zip Code)

08/22/2023	7072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Van Ogtrop, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Curtis Point Capital, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ARIA- BARZAN ROSTAMI
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 28, 2028

Signature:

Title:
Managing Parter

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CURTIS POINT CAPITAL

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2023

CURTIS POINT CAPITAL

FOR THE YEAR ENDED SEPTEMBER 30, 2023

TABLE OF CONTENTS

Michael J. Alessandri, CPA & Company, LLC

Report of Independent Registered Public Accounting Firm

To the Managing Member
Curtis Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Curtis Point Capital, LLC as of September 30, 2023, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curtis Point Capital, LLC, as of September 30, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Curtis Point Capital, LLC's management. Our responsibility is to express an opinion on Curtis Point Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Curtis Point Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Curtis Point Capital, LLC's financial statements. The supplemental information is the responsibility of Curtis Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole. Schedule II – Exemptive Provision under Rule 15C3-3 has been subjected to review procedures.

Michael J. Alessandri, CPA & Co.

We have served as Curtis Point Capital, LLC s auditor since September 30, 2023.

Michael J. Alessandri, CPA & Company, LLC
December 12, 2023; Revised January 11, 2024- page 4, (distributions) & page 9 (accounts receivable)

CURTIS POINT CAPITAL

STATEMENT OF FINANCIAL CONDITION

September 30, 2023

ASSETS		
Cash	$	34,906
Accounts receivable		-
Prepaid expenses and other current assets		3,524
Current fee receivable		52,930
Long term fee receivable		52,140
TOTAL ASSETS	$	143,500
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	56,732
Long term commission payable		47,637
Total liabilities		104,369
Members' equity		39,131
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	143,500

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

CURTIS POINT CAPITAL

STATEMENT OF OPERATIONS

For The Year Ended September 30, 2023

Revenues		
Fees	$	252,627
Expenses		
Communications		3,604
Insurance		369
Travel, meals & entertainment		38,301
Utilites		1,669
Regulatory fees		9,145
Professional fees		53,847
Bad debt expense		2,300
Commissions		160,800
Other expenses		4,173
Total expenses		274,208
NET INCOME	$	(21,581)

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

CURTIS POINT CAPITAL

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For The Year Ended September 30, 2023

Members' equity, beginning of period	$	20,190
Net income		(21,581)
Contributions from members'		42,022
Distributions to members'		(1,500)
Members' equity, end of period	$	39,131

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

CURTIS POINT CAPITAL

STATEMENT OF CASH FLOWS

For The Year Ended September 30, 2023		
Cash flows from operating activities		
Net income	$	(21,581)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses and other assets		5,470
Accounts payable and accrued expenses		(7,292)
Net cash provided by operating activities		(23,404)
Cash flows from financing activities		
Contributions from members'		42,022
Distributions to members'		(1,500)
Net cash provided by financing activities		40,522
Net increase in cash		17,118
Cash, beginnning of period		17,787
Cash, end of period	$	34,905

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

1. Nature of business and summary of significant accounting policies

Organization and Nature of Business

Curtis Point Capital (Curtis Point Capital, LLC) was organized as a limited liability company under the laws of the state of Delaware on January 9, 2017. On August 24, 2021, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), on accrual basis of accounting.

Revenue from Contracts with Customers

Revenue from contracts with customers includes retainers and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Referral fees: Referral fees are recognized when we are notified that a referral has made an investment that meets the requirements to be paid a fee, the income is reasonably determinable and the collection is assured.

Retainer fees: Retainer fees are recognized as they are earned.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the members.

1. Nature of business and summary of significant accounting policies (continued)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at September 30, 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

Recent Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to member's capital as of the beginning of the period of adoption. The Company adopted this guidance in 2020 and it did not have a material impact on the Company's financial statements and related disclosures.

2. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $27,395 which was $22,395 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.10 to 1.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing its cash with a high quality institution. The Company has not experienced any losses in this account through September 30, 2023. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at September 30, 2023, because of the relatively short maturity of these instruments.

The Company transacts business with a limited number of parties. Seven customers accounted for all of the Company's fee revenue for the year ended September 30, 2023.

5. CONTINGENCY

The Company has no contingencies at September 30, 2023.

6. COVID-19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

7. SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the statement of financial condition through December 12, 2023, which is the date the financial statements were available to be issued.

Management has evaluated events occurring after September 30, 2023 for potential recognition or disclosure in its financial statements. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

CURTIS POINT CAPITAL

SUPPLEMENTAL INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2023		
Members' equity	$	39,131
Less: nonallowable assets		
Accounts receivable		-
Prepaid expenses and other assets		(108,594)
Addbacks		96,858
Total non-allowable assets		(11,736)
Net capital before haircuts		27,395
Haircuts on securities position		-
Net capital	$	27,395
Aggregate indebtedness		
Accounts payable and accrued expenses (subject to AI)	$	57,443
Computation of basis net capital required		
Minimum net capital requirement 6 2/3% of aggregate indebtedness	$	3,830
Minimum net capital required - the greater of 6 2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	22,395
Net capital less greater of 10% aggregate indebtedness or 120% of the statutory minimum net capital required	$	21,395
Percentage of aggregate indebtedness to net capital		2.10

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of September 30, 2023.

CURTIS POINT CAPITAL

SUPPLEMENTAL INFORMATION
SCHEDULE II

COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVES OF BROKERS AND DEALERS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For The Year Ended September 30, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not handle customer refunds or securities; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Report of the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

Michael J. Alessandri, CPA & Company, LLC

Review Report of Independent Registered Public Accounting Firm - (Not Claiming an Exemption Not Provided in Rule 15c3-3)

To: Member of
Curtis Point Capital, LLC

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Curtis Point Capital, LLC did not claim an exemption paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Curtis Point Capital, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Private placement of securities (as placement agent only)

In addition, Curtis Point Capital, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2023, without exception.

Curtis Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curtis Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Curtis Point Capital, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

We have served as Curtis Point Capital, LLC's auditor since September 30, 2023.

Michael J. Alessandri, CPA + Co.

Michael J. Alessandri, CPA & Company, LLC
December 12, 2023

Curtis Point Capital Exemption Report

Curtis Point Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
    a. Private placements of securities (as placement agent only)

    and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Curtis Point Capital

I, Andrew Van Ogtrop, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

10/31/23

Andrew Van Ogtrop | Date

Managing Partner and CCO